Exhibit 99.1

Amdocs Limited Reports Quarterly Revenue of $926M, at the Midpoint of Guidance on a Constant Currency Basis

Reiterates FY16 Non-GAAP Diluted EPS Growth Outlook of 3.5%-7.5% YoY

Key highlights:

•	Second fiscal quarter revenue of $926 million, within the $905-$945 million guidance range, including foreign currency movements that negatively affected revenue by approximately $1 million relative to the first quarter of fiscal 2016. Revenue was at the midpoint of Amdocs’ guidance, excluding foreign currency movements

•	Second fiscal quarter diluted non-GAAP EPS of $0.92, above the $0.84-$0.90 guidance range (non-GAAP EPS excludes amortization of purchased intangible assets and other acquisition-related costs, and equity-based compensation expense, net of related tax effects). Foreign exchange gains, included under the interest and other income (expense), net line item, coupled with a lower non-GAAP effective tax rate positively impacted diluted non-GAAP EPS. Adjusting for these items, diluted non-GAAP EPS was within the guidance range for the second quarter

•	Diluted GAAP EPS of $0.71 for the second fiscal quarter, at the high-end of the $0.63-$0.71 guidance range

•	Second fiscal quarter non-GAAP operating income of $158 million; non-GAAP operating margin of 17.1%; GAAP operating income of $120 million

•	Free cash flow of $91 million for the second fiscal quarter

•	Repurchased $101 million of ordinary shares during the second fiscal quarter

•	Twelve-month backlog of $3.10 billion at the end of the second fiscal quarter, up $10 million from the end of the first quarter of fiscal 2016

•	The board of directors approved a $0.195 per share quarterly cash dividend to be paid on July 15, 2016

•	Third quarter fiscal 2016 guidance: Expected revenue of approximately $910-$950 million. Expected diluted non-GAAP EPS of approximately $0.84-$0.90 (which excludes amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects). Expected diluted GAAP EPS of approximately $0.63-$0.71

•	Full year fiscal 2016 guidance: Expects fiscal 2016 non-GAAP diluted earnings per share growth towards the midpoint of the guidance range of 3.5-7.5% year-over-year, including the impact of share repurchase activity anticipated over the course of the fiscal year. Expects fiscal 2016 revenue growth, on a constant currency basis, slightly below the midpoint of the guidance range of 2.0-6.0% year-over-year, and reported revenue growth slightly below the midpoint of the guidance range of 0.5-4.5% year-over-year, including a negative impact from foreign currency movements of approximately 1.5% year-over-year

ST. LOUIS – May 4, 2016 – Amdocs Limited (NASDAQ: DOX) today reported that for its second fiscal quarter ended March 31, 2016, revenue was $925.9 million, up 0.5% or $4.4 million sequentially from the first fiscal quarter of 2016 and up 2.6% as compared to last year’s second fiscal quarter. Revenue for the second fiscal quarter of 2016 includes a negative impact from foreign currency movements of approximately $1 million relative to the first quarter of fiscal 2016. Net income on a non-GAAP basis was $140.2 million, or $0.92 per diluted share, compared to non-GAAP net income of $128.6 million, or $0.82 per diluted share, in the second quarter of fiscal 2015. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs and equity-based compensation expenses of $32.4 million, net of related tax effects, in the second quarter of fiscal 2016, and excludes such amortization and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities and equity-based compensation expenses of $12.4 million, net of related tax effects, in the second quarter of fiscal 2015. The Company’s GAAP net income for the second quarter of fiscal 2016 was $107.7 million, or $0.71 per diluted share, compared to GAAP net income of $116.3 million, or $0.74 per diluted share, in the prior fiscal year’s second quarter.

“We are pleased to report solid results for the second fiscal quarter, which included revenue at the midpoint of our guidance on a constant currency basis, encouraging signs of stabilization in North America, and sustained growth in Europe. During the quarter, we launched Amdocs CES 10, a major new product stack release specifically designed to accelerate service providers’ transition from traditional to digital business models. At the same time, we delivered non-GAAP operating margins at the high-end of our long-term target range of 16.2% to 17.2%. This performance is in line with our guidance from the start of the fiscal year and reflects our focus on maintaining consistent execution as we deploy a record number of transformation projects worldwide,” said Eli Gelman, president and chief executive officer of Amdocs Management Limited.

Gelman continued, “Our managed services capabilities continue to gain acceptance with leading service providers in Europe and Rest of World. In March, Three Ireland announced a five-year managed services contract with Amdocs to support its IT digital transformation across all lines of business. Additionally, Amdocs has been selected to assume responsibility for Vodafone India’s postpaid billing systems under a five-year managed services model which we believe demonstrates our growing strategic relationship with the Vodafone group. Our service offerings are also resonating with former Comverse customers. For instance, Botswana Telecommunications has awarded Amdocs a five-year managed services contract for business support systems modernization, while Sky Italia has upgraded its billing system to the latest Amdocs Kenan release and assigned Amdocs end-to-end responsibility of the program with a multi-year maintenance contract.”

Gelman concluded, “Along the lines we discussed last quarter, our outlook includes a stronger contribution from AT&T in the second half of the year and continued business momentum with former Comverse customers. Nevertheless, our forecast reflects many moving parts and unknowns, including those resulting from consolidation activity among wireless and Pay TV operators. With these factors in mind, we expect to deliver revenue growth for the full fiscal year 2016 slightly below the midpoint of our guidance range of 2% to 6% on a constant currency basis. Additionally, we are on track to meet our full year target for non-GAAP earnings per share growth of 3.5% to 7.5% and our cash balance is healthy as a result of robust free cash flow generation and recent stock option exercises.

We therefore plan to increase the capital we return to shareholders to roughly 100% of free cash flow through the second half of fiscal 2016, which we believe we can do while retaining significant capacity to execute M&A as another vehicle to support our strategy .”

Financial Discussion of Second Fiscal Quarter Results

Free cash flow was $91 million for the second quarter of fiscal 2016, comprised of cash flow from operations of $118 million, less $27 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.10 billion at the end of the second quarter of fiscal 2016, up $10 million from the end of the prior quarter.

Financial Outlook

Amdocs expects that revenue for the third quarter of fiscal 2016 will be approximately $910-$950 million. Embedded within this guidance is a positive sequential impact of approximately $5 million from foreign currency fluctuations as compared to the second quarter of fiscal 2016. This outlook takes into consideration the company’s expectations regarding macro and industry specific risks and various uncertainties resulting from current and potential customer consolidation activity in North America. However, Amdocs notes that it cannot predict all possible outcomes.

Diluted earnings per share on a non-GAAP basis for the third quarter of fiscal 2016 is expected to be $0.84-$0.90, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the third fiscal quarter of 2016 will be $0.63-$0.71.

Quarterly Cash Dividend Program

On May 4, 2016, the Board approved the Company’s next quarterly cash dividend payment of $0.195 per share and set June 30, 2016 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on July 15, 2016.

Conference Call Details

Amdocs will host a conference call on May 4, 2016 at 5:00 p.m. Eastern Time to discuss the Company’s second quarter of fiscal 2016. To participate, please dial +1 (855) 870-4313, or +1 (330) 863-3318 outside the United States, approximately 15 minutes before the call and enter passcode 81097784. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in fair value of certain acquisition-related liabilities;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expense, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

Amdocs is the market leader in customer experience software solutions and services for the world’s largest communications, entertainment and media service providers. For more than 30 years, Amdocs solutions, which include BSS, OSS, network control, optimization and network functions virtualization, coupled with professional and managed services, have accelerated business value for its customers by simplifying business complexity, reducing costs and delivering a world-class customer experience.

The Amdocs portfolio enables service providers to capture the world of digital immediacy by operating across digital dimensions to engage customers with personalized, omni-channel experiences; creating a diversified business to capture new revenue streams; becoming data empowered to make business and operational decisions based on insight-based and predictive analytics; and achieving service agility to accelerate the fast rollout of new technologies and hybrid network services.

Amdocs and its 24,000 employees serve customers in over 90 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.6 billion in fiscal 2015.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2015 filed on December 10, 2015 and our Form 6-K furnished for the first quarter of fiscal 2016 on February 16, 2016.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2016	2015	2016	2015
Revenue	$925,935	$902,578	$1,847,440	$1,808,865

Operating expenses:
Cost of revenue	600,116	580,571	1,195,684	1,154,017
Research and development	63,711	62,805	126,198	126,446
Selling, general and administrative	114,474	107,186	234,022	220,766
Amortization of purchased intangible assets and other	27,487	14,016	51,854	28,115

	805,788	764,578	1,607,758	1,529,344

Operating income	120,147	138,000	239,682	279,521

Interest and other income (expense), net	1,460	(1,669)	(205)	(125)

Income before income taxes	121,607	136,331	239,477	279,396

Income taxes	13,887	20,070	30,915	32,145

Net income	$107,720	$116,261	$208,562	$247,251

Basic earnings per share	$0.72	$0.75	$1.39	$1.59

Diluted earnings per share	$0.71	$0.74	$1.37	$1.57

Basic weighted average number of shares outstanding	149,924	155,106	150,279	155,506

Diluted weighted average number of shares outstanding	151,948	157,357	152,502	157,738

Cash dividends declared per share	$0.195	$0.170	$0.365	$0.325

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended		Six months ended
	March 31,		March 31,
	2016	2015	2016	2015
Revenue	$925,935	$902,578	$1,847,440	$1,808,865
Non-GAAP operating income	157,950	153,491	314,822	306,453
Non-GAAP net income	140,165	128,647	272,185	268,132
Non-GAAP diluted earnings per share	$0.92	$0.82	$1.78	$1.70
Diluted weighted average number of shares outstanding	151,948	157,357	152,502	157,738

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended March 31, 2016
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$600,116	$—	$(4,917)	$—	$595,199
Research and development	63,711	—	(1,018)	—	62,693
Selling, general and administrative	114,474	—	(4,381)	—	110,093
Amortization of purchased intangible assets and other	27,487	(27,487)	—	—	—

Total operating expenses	805,788	(27,487)	(10,316)	—	767,985

Operating income	120,147	27,487	10,316	—	157,950

Income taxes	13,887	—	—	5,358	19,245

Net income	$107,720	$27,487	$10,316	$(5,358)	$140,165

	Three months ended March 31, 2015
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$580,571	$—	$(3,737)	$8,350	$—	$585,184
Research and development	62,805	—	(817)	—	—	61,988
Selling, general and administrative	107,186	—	(5,271)	—	—	101,915
Amortization of purchased intangible assets and other	14,016	(14,016)	—	—	—	—

Total operating expenses	764,578	(14,016)	(9,825)	8,350	—	749,087

Operating income	138,000	14,016	9,825	(8,350)	—	153,491

Income taxes	20,070	—	—	—	3,105	23,175

Net income	$116,261	$14,016	$9,825	$(8,350)	$(3,105)	$128,647

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Six months ended March 31, 2016
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,195,684	$—	$(9,041)	$—	$1,186,643
Research and development	126,198	—	(1,860)	—	124,338
Selling, general and administrative	234,022	—	(12,385)	—	221,637
Amortization of purchased intangible assets and other	51,854	(51,854)	—	—	—

Total operating expenses	1,607,758	(51,854)	(23,286)	—	1,532,618

Operating income	239,682	51,854	23,286	—	314,822

Income taxes	30,915	—	—	11,517	42,432

Net income	$208,562	$51,854	$23,286	$(11,517)	$272,185

	Six months ended March 31, 2015
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,154,017	$—	$(7,981)	$24,906	$—	$1,170,942
Research and development	126,446	—	(1,754)	—	—	124,692
Selling, general and administrative	220,766	—	(13,988)	—	—	206,778
Amortization of purchased intangible assets and other	28,115	(28,115)	—	—	—	—

Total operating expenses	1,529,344	(28,115)	(23,723)	24,906	—	1,502,412

Operating income	279,521	28,115	23,723	(24,906)	—	306,453

Interest and other expense, net	125	—	—	3,921	—	4,046

Income taxes	32,145	—	—	—	2,130	34,275

Net income	$247,251	$28,115	$23,723	$(28,827)	$(2,130)	$268,132

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	March 31, 2016	September 30, 2015
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,150,085	$1,354,012
Accounts receivable, net, including unbilled of $92,812 and $80,197, respectively	755,381	714,784
Deferred income taxes	—	150,733
Prepaid expenses and other current assets	202,144	158,633

Total current assets	2,107,610	2,378,162

Equipment and leasehold improvements, net	311,723	309,320
Goodwill and other intangible assets, net	2,269,272	2,301,610
Other noncurrent assets	402,922	335,560

Total assets	$5,091,527	$5,324,652

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable, accruals and other	$936,417	$945,033
Short-term financing arrangements	—	220,000
Deferred revenue	205,786	198,470

Total current liabilities	1,142,203	1,363,503
Other noncurrent liabilities	474,341	554,307
Shareholders’ equity	3,474,983	3,406,842

Total liabilities and shareholders’ equity	$5,091,527	$5,324,652

Due to the early adoption of Accounting Standard Update 2015-17, starting the first quarter of fiscal 2016, all deferred tax assets and liabilities are classified as noncurrent on the balance sheet. Prior balance sheets were not retrospectively adjusted.

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Six months ended March 31,
	2016	2015
Cash Flow from Operating Activities:
Net income	$208,562	$247,251
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	104,225	83,303
Equity-based compensation expense	23,286	23,723
Deferred income taxes	(7,614)	(27,260)
Excess tax benefit from equity-based compensation	(5,248)	(3,628)
Loss from short-term interest-bearing investments	445	283
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(23,061)	(14,623)
Prepaid expenses and other current assets	(28,684)	3,522
Other noncurrent assets	3,352	14,898
Accounts payable, accrued expenses and accrued personnel	27,784	8,428
Deferred revenue	(3,023)	18,762
Income taxes payable	2,416	18,363
Other noncurrent liabilities	14,233	(29,388)

Net cash provided by operating activities	316,673	343,634

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(67,289)	(59,334)
Proceeds from sale of short-term interest-bearing investments	191,648	123,073
Purchase of short-term interest-bearing investments	(199,988)	(121,585)
Net cash paid for acquisitions	(24,993)	(8,099)
Other	(20,602)	509

Net cash used in investing activities	(121,224)	(65,436)

Cash Flow from Financing Activities:
Payments under financing arrangements	(220,000)	(210,000)
Repurchase of shares	(200,608)	(212,195)
Proceeds from employee stock options exercised	59,060	58,116
Payments of dividends	(51,262)	(48,377)
Excess tax benefit from equity-based compensation	5,248	3,628
Other	(4)	(5)

Net cash used in financing activities	(407,566)	(408,833)

Net decrease in cash and cash equivalents	(212,117)	(130,635)
Cash and cash equivalents at beginning of period	1,035,573	1,103,269

Cash and cash equivalents at end of period	$823,456	$972,634

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
North America	$586.4	$576.7	$626.6	$623.1	$646.7
Europe	139.2	128.9	115.3	102.3	97.6
Rest of the World	200.3	215.9	184.9	182.5	158.3

Total Revenue	$925.9	$921.5	$926.8	$907.9	$902.6

	Three months ended
	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Managed Services Revenue	$501.1	$487.6	$466.6	$460.6	$448.8

	Three months ended
	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Customer Experience Systems	$902.3	$894.4	$899.4	$883.7	$877.1
Directory	23.6	27.1	27.4	24.2	25.5

Total Revenue	$925.9	$921.5	$926.8	$907.9	$902.6

	As of
	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
12-Month Backlog	$3,100	$3,090	$3,080	$3,010	$3,000

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